UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File No. 000-32715

Ocean Ventures Inc.
(Translation of registrant's name into English)

Suite 302 - 1040 Hamilton Street, Vancouver, BC V6B 2R9
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [ ]

The registrant is a foreign private issuer entitled to file annual reports on Form 20-F. However, the registrant voluntarily files annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

OCEAN VENTURES INC.
#302 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting of Ocean Ventures Inc. (the "Company") will be held at the offices of Messrs. Clark, Wilson, 8th Floor - 885 West Georgia Street, Vancouver, BC on Wednesday, the 30th day of June, 2004 at 2:00 p.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended August 31, 2003 and the unaudited financial statements for the six month period ended February 29, 2004;

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4);

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

7. To consider and, if thought fit, approve the name change of the Company from Ocean Ventures Inc. to Digital Youth Corp., or such other similar name that the Board, in its sole discretion, determines is appropriate and which any regulatory body having jurisdiction may accept;

8. To consider and, if thought fit, approve an ordinary resolution approving the Company's 2004 Employee Stock Option Plan (the "Plan"), which shall be limited to 1,000,000 common shares of the Company; and

9. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed June 1, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by the Company or by Computershare Trust Company of Canada by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the meeting or an adjournment of the meeting or with the Chairman of the meeting on the date of the meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, BC, this 3rd day of June, 2004.

By Order of the Board of

OCEAN VENTURES INC.

/s/ Raymond Mol
Raymond Mol
President and Director

OCEAN VENTURES INC.
#302 - 1040 Hamilton Street
Vancouver, BC V6B 2R9
Telephone: 604.682.6203

Fax: 604.682.2092

PROXY STATEMENT AND INFORMATION CIRCULAR

(As at June 1, 2004 (Vancouver time) except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") of Ocean Ventures Inc. (the "Company") in connection with the solicitation by the Management of the Company of proxies to be voted at the annual and special general meeting (the "Meeting") of the Shareholders to be held on Wednesday, June 30, 2004 at 2:00 p.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Reference in this Proxy Statement and Information Circular to "Shareholder" or "Shareholders" are references to the holder or holders of record of the Company's shares of common stock (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Form of Proxy are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about June 4, 2004 to all registered Shareholders as of the close of business on June 1, 2004 (the "Record Date").

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by Computershare Trust Company of Canada or the office of the Company by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at #302 - 1040 Hamilton Street, Vancouver, BC V6B 2R9 (Attention: Raymond Mol) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms; and mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and to IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON AT THE MEETING

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on other than the election of directors or the appointment of auditors:

(a) each individual who has been a director or senior officer of the Company at any time since the beginning of the last financial year, being September 1, 2002;

(b) each proposed nominee for election as a director of the Company; and

(c) each associate or affiliate of any of the foregoing persons.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares. As of June 1, 2004, there were 7,846,840 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:
Name, Country of Ordinary Residence and Position Held with the Company(1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(2)	Date on which the Nominee became a Director of the Company
RAYMOND MOL* British Columbia, Canada President, Chief Executive Officer and Director	Businessman	651,731 common shares(3)	September 21, 1999
JERRY MCKENZIE* British Columbia, Canada Director	Businessman; President of Digitel Systems Inc.	129,039 common shares(4)	October 31, 2000
DANIEL REITZIK* British Columbia, Canada Chief Operating Officer and Director

President and Director of Digital Youth Network Inc. from March 2001 to present; President of Outdoor Impressions Media from January 2000 to February 2001 and from January 1999 to December 2000, Corporate Account Management with Telus Mobility (Regional Cellular)

		750,000 common shares	October 7, 2003
WILLIAM MCGINTY British Columbia, Canada

Co-Publisher of Vancouver/Whistler Cuisine from November 2003 to present; Manager of Canada Payphone Corp. from September 2000 to July 2001; Consultant to Digitel Systems from September 2001 to 2003; President of CallDirect Enterprises Inc. from 1995 to 2000

		45,000 common shares	To be Nominated
* Member of Audit Committee

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a Director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at June 1, 2004.

(3) 113,333 of these shares are registered to Carmol Business Management Ltd., of which 100% of the shares are owned by Raymond Mol. 26,666 shares are registered to the Mol Family Trust and 100,000 shares are registered to Debra Mol, wife of Raymond Mol, and Raymond Mol exercises sole voting and dispositive control over such shares.

(4) 49,560 of these shares are held by Digitel Systems Inc., a closely held company of which Mr. McKenzie holds 50% of the issued and outstanding shares. 21,333 of these shares are held in trust over which Mr. McKenzie exercises sole voting and dispositive control. 29,073 shares are held by Megan McKenzie, daughter of Jerry McKenzie, and 29,073 shares are held by Jennifer McKenzie, daughter of Jerry McKenzie, over which Jerry McKenzie exercises sole voting and dispositive control.

The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1. the Company's chief executive officer ("CEO");

2. the Company's chief financial officer ("CFO");

3. each of the Company's three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; or

4. any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary(3)	Bonus(3)	Other Annual Compen-sation(2)(3)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation(3)
Raymond Mol(4) President	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$12,000(8) $12,000(9) $10,000(10)
Daniel Reitzik(5) Chief Operating Officer	2003 2002 2001	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Gregory Burnett(6) (former Secretary and Director)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$5,000(11) $12,000(9) $10,000(10)
Richard Haderer(7) (former Secretary/ Managing Director)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Other than indicated below the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) These figures are reported in Canadian dollars.

(4) On October 31, 2000, Raymond Mol was appointed as the President of the Company. There was no president between September 21, 1999 and October 31, 2000. Mr. Mol acquired 265,166 common shares of the Company on October 7, 2003, in exchange for 1,060,664 shares in the capital of Digital Youth Network Inc., the Company's operating subsidiary.

(5) Daniel Reitzik was appointed the Chief Operating Officer of the Company on October 7, 2003. Mr. Reitzik acquired 750,000 common shares of the Company on October 7, 2003, in exchange for 3,000,000 shares in the capital of Digital Youth Network Inc., the Company's operating subsidiary. Mr. Reitzik is currently the President of Digital Youth Network Inc.

(6) Greg Burnett was appointed the Secretary of the Company on January 25, 2002. He resigned as the Secretary and a Director of the Company on February 18, 2003.

(7) The Company had no serving Chief Executive Officer during the year ended August 31, 2002; however, Richard Haderer acted as the Managing Director during the year ended August 31, 2002. Mr. Haderer was the Company's Secretary until January 25, 2002. Mr. Haderer resigned as a director of the Company on September 11, 2002.

(8) During the year ended August 31, 2003, the Company paid Raymond Mol $1,000 per month for consulting services which include general corporate maintenance and business consulting services.

(9) During the year ended August 31, 2002, the Company paid each of Gregory Burnett and Raymond Mol $1,000 per month for consulting services which include general corporate maintenance and business consulting services.

(10) During the year ended August 31, 2001, the Company paid each of Gregory Burnett and Raymond Mol $10,000 for consulting services which include general corporate maintenance and business consulting services.

(11) During the year ended August 31, 2003, the Company paid Gregory Burnett $5,000 for consulting services which include general corporate maintenance and business consulting services.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

Options and SARS of the Named Executive Officers

Except as set forth in the table below, there were no options granted to or exercised by any Named Executive Officer during the most recently completed financial year. On October 7, 2003, the Company granted stock options to the following persons:

Name	Securities Under Options/ SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (R/Security)	Expiration Date
Raymond Mol	50,000	20%	$0.25	$0.29	October 7, 2008

There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for the Named Executive Officers, except that the Named Executive Officers may receive stock options at the discretion of the Company's Board of Directors. The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Named Executive Officers, except that stock options may be granted at the discretion of the Company's Board of Directors.

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Named Executive Officer.

Employment/Consulting Agreements

Pursuant to the Share Exchange Agreement with the former shareholders of Digital Youth Network Inc., Digital Youth Network Inc. entered into written employment agreements with each of Daniel Reitzik, the President, CEO and director of Digital Youth Network Inc. and the Chief Operating Officer and director of the Company and Jason Jaspar, the General Manager of Digital Youth Network Inc. and the Secretary of the Company. Digital Youth Network Inc. also entered in an oral agreement with Robert Skoko, Promotions and Events Manager and a director of Digital Youth Network Inc.

Mr. Reitzik provides leadership, direction and control of Digital Youth Network Inc. including long range planning, monitoring performance and managing relationships between Digital Youth Network Inc. and its contractors, suppliers, customers and strategic partners. For his services Mr. Reitzik is currently entitled to monthly compensation of $7,000.

Mr. Jaspar provides direction and overseas the day-to-day operations of Digital Youth Network Inc. For his services, Mr. Jaspar is currently entitled to monthly compensation of $6,000.

Mr. Skoko coordinates and implements all promotional events. For his services, Mr. Skoko is currently entitled to monthly compensation of $6,000

Each of these employment agreements with Messrs. Reitzik and Jaspar and the oral agreement with Mr. Skoko required the Company to issue 112,500 bonus shares to each of Daniel Reitzik, Jason Jaspar and Robert Skoko in the event that Digital Youth Network Inc. met or exceeded certain pro-forma financial criteria specified in each of the agreements, on or before December 31, 2003. As Digital Youth Network Inc. did not meet the specified pro-forma financial criteria on or before December 31, 2003, the Company was not required to issue these bonus shares.

The Company has also entered into employment contracts with certain of its employees pursuant to which it pays monthly compensation in various amounts to each employee.

The Company also pays Raymond Mol $1,000 per month for consulting services which include general corporate maintenance and business consulting services. Mr. Mol provide these services pursuant to oral contracts with the Company.

During the year ended August 31, 2003, the Company paid Gregory Burnett a total of $5,000 for consulting services, which included general corporate maintenance and business consulting services. As Mr. Burnett resigned on February 18, 2003, the Company no longer makes these payments.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

The Company reimburses the directors for expenses incurred in connection with attending board meetings. Except for the stock options listed in the table below, the Company did not pay director's fees or other cash compensation for services rendered as a director in the year ended August 31, 2003.

The Company has no formal plan for compensating its directors for their service in their capacity as directors, although such directors are expected to receive in the future options to purchase Common Shares as awarded by the Company's Board of Directors or (as to future options) a compensation committee which may be established in the future. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

Except as shown in the table below, there were no stock options granted to or exercised by directors of the Company during the most recently completed financial year. On October 7, 2003, the Company granted stock options to the directors and employees as follows:

Name	Securities Under Options/ SARs Granted (#)	Percent of Total Options/ SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (R/Security)	Expiration Date
Jerry McKenzie	50,000	20%	$0.25	$0.29	October 7, 2008
Gregory Burnett	50,000	20%	$0.25	$0.29	October 7, 2008
Grayson Hand	50,000	20%	$0.25	$0.29	October 7, 2008
Dennis Sinclair	50,000	20%	$0.25	$0.29	October 7, 2008

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates or affiliates of such persons is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Proxy Statement and Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as noted below, since September 1, 2002, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

1. any informed person of the Company;

2. any director or senior officer of the Company;

3. any proposed nominee for election as a director of the Company;

4. any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; or

5. any associate or affiliate of any of the foregoing persons.

On October 7, 2003 the Company completed its acquisition of the 10,697,008 issued and outstanding shares of Digital Youth Network Inc. in exchange for the issuance of 100,000 non-transferable share purchase warrants (to be issued to Jon Peters) and 2,674,252 shares of common stock of the Company to be shared, pro-rata according to their interest in Digital Youth Network Inc., among all of the Digital Youth Network Inc. shareholders other than Jon Peters. Raymond Mol received 265,166 shares of the Company in exchange for the 1,060,664 shares that he held in Digital Youth Network Inc. Debra Mol, spouse of Raymond Mol, received 100,000 shares of the Company in exchange for the 400,000 shares she held in Digital Youth Network Inc. Carmol Business Management Ltd., a company owned by Raymond Mol, received 100,000 shares of the Company in exchange for the 400,000 shares it held in Digital Youth Network Inc. Daniel Reitzik received 750,000 shares of the Company in exchange for the 3,000,000 shares he held in Digital Youth Network Inc. Megan McKenzie and Jennifer McKenzie, children of Jerry McKenzie, each received 29,073 shares of the Company in exchange for the 116,292 shares they each hold in Digital Youth Network Inc. Jason Jaspar received 250,000 shares of the Company in exchange for the 1,000,000 shares he held in Digital Youth Network Inc. Robert Skoko received 250,000 shares of the Company in exchange for the 1,000,000 shares he held in Digital Youth Network Inc.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, Canada as auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Amisano Hanson were first appointed auditor of the Company in 1996.

MANAGEMENT CONTRACTS

There are no management functions of the Company thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Name Change

The Company entered into a share purchase agreement dated July 21, 2003 with Daniel Reitzik, Jason Jaspar, Robert Skoko, Murray Smith, Chris Sargent, Monty Reitzik, George and Sophie Spurr, Robert Foo, Jan Drake, Eddi Sponza, Jon Peters, Raymond Mol, Megan McKenzie, Jennifer McKenzie, Louise Shaw, Debra Mol, Carmol Business Management Ltd. and Conquest Consulting Inc. being all of the shareholders of Digital Youth Network Inc. at the time, pursuant to which the Company agreed to acquire from them all of the 10,697,008 issued and outstanding shares of Digital Youth Network Inc. in exchange for 100,000 non-transferable share purchase warrants (to be issued to Jon Peters) and 2,674,252 shares of the common stock of the Company to be shared, pro-rata according to their interest in Digital Youth Network, among all of the Digital Youth Network Inc. shareholders other than Jon Peters. The Company also agreed to pay two finder's fees, both payable in common shares of the Company, to persons that assisted the Company in the transaction, for an aggregate finder's fee of 500,000 common shares of the Company. Subsequently, the Company entered into an amendment to share purchase agreement dated as of October 1, 2003, in which the Company agreed to attach certain schedules to the share purchase agreement that were inadvertently omitted when the Company signed the original share purchase agreement, and to make certain other changes to the original document. This amendment to the share purchase agreement was signed by all of the shareholders of Digital Youth Network Inc. except Jon Peters, who holds 400, or approximately 0.00374%, of the issued and outstanding common shares of Digital Youth Network.

The transaction closed on October 7, 2003, after the end of the Company's fiscal year ended August 31, 2003, at which time the Company acquired all but Jon Peters' 400 shares of Digital Youth Network Inc. and the Company issued an aggregate of 2,674,252 common shares of the Company to all of the shareholders of Digital Youth Network Inc. except Mr. Peters, and an aggregate of 500,000 shares to finders that assisted the Company in the structuring and closing of the transaction. As a result, the Company now owns 10,696,608, or approximately 99.99626%, of the issued and outstanding common shares of Digital Youth Network, and Mr. Peters continues to own 400 shares, or approximately 0.00374%, of the issued and outstanding common shares of Digital Youth Network.

As a result of our acquisition of the outstanding shares of Digital Youth Network Inc. we have decided to change our name to Digital Youth Corp. Pursuant to section 167(1)(a) of the Business Corporations Act (Alberta), the shareholders of the Company will be asked to consider, and, if thought fit, to approve and adopt a special resolution authorizing the board of directors of the Company to restate the Articles of the Incorporation and authorizing the board of directors, in its sole discretion, to amend the Articles of the Corporation to change the name of the Company to Digital Youth Corp. or such other name as the board of directors, in its sole discretion deems appropriate.

The complete text of the special resolution to be considered at the Meeting to approve the name change is as follows:

"RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the board of directors be and is hereby authorized to restate the Articles of the Company to amend the Articles of the Company to change the name of the Company to Digital Youth Corp. or such other similar name that the Board, in its sole discretion, determines is appropriate and which any regulatory body having jurisdiction may accept;

(b) the directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to the name change, including the filing of Articles of Amendment with the Alberta Corporate Registry;

(c) the directors of the Company be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purposes of the foregoing resolutions; and

(d) the Board of Directors be authorized to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions."

Employee Stock Option Plan

The Shareholders will be asked to pass an ordinary resolution, as evidenced by a majority of the votes cast at the Meeting, approving a formal stock option plan (the "2004 Plan").

The purpose of the 2004 Plan is to retain the services of valued key employees and consultants of the Company and any such other persons as the Plan Administrator (being the Board of Directors of the Company or a committee of the Board of Directors appointed to act in such capacity) shall select and to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

The 2004 Plan provides for the granting to Eligible Employees (as that term is defined in the 2004 Plan) of such options as the Plan Administrator may from time to time approve. The number of shares reserved for issuance under the 2004 Plan shall not exceed 1,000,000 shares of the Company's authorized but unissued, or reacquired, common stock. The 2004 Plan has the following terms:

(a) no person shall be eligible to receive in any fiscal year options to purchase more than 5% of the outstanding shares of common stock;

(b) the Plan Administrator may determine the time during which any options may vest and the method of vesting; provided that if no vesting schedule is specified at the time of grant, the options shall vest as follows:

(c) on the first anniversary of the date of grant of the option, the option shall vest and shall become exercisable with respect to 25% of the common stock to which it pertains;

(d) on the second anniversary of the date of grant of the option, the option shall vest and shall become exercisable with respect to an additional 25% of the common stock to which it pertains;

(e) on the third anniversary of the date of grant of the option, the option shall vest and shall become exercisable with respect to an additional 25% of the common stock to which it pertains; and

(f) on the fourth anniversary of the date of grant of the option, the option shall vest and shall become exercisable with respect to balance of the common stock to which it pertains.

(g) the Plan Administrator shall designate the expiration date of the option which date shall not be later than ten (10) years from the date of grant of the option; provided that the expiration date of any incentive option granted to a greater-than-ten percent (>10%) shareholder of the Company shall not be later than five (5) years from the date of grant of the option;

(h) the Plan Administrator shall establish the exercise price in accordance with the Applicable Laws (defined in the 2004 Plan as any applicable Canadian federal and provincial, and United States federal and state securities laws, the United States Internal Revenue Code of 1986, the rules of any applicable stock exchange or stock quotation systems, and the rules of any foreign jurisdiction applicable to options granted to residents therein);

(i) the options shall terminate on the date of an optionee's termination of employment or contractual relationship with the Company for cause;

(j) the options shall terminate on the expiration of three (3) months from the date of an optionee's termination of employment or contractual relationship with the Company for any reason whatsoever other than cause, death or disability;

(k) the options shall terminate on the expiration of one (1) year from the termination of an optionee's employment or contractual relationship by reason of death or disability; and

(l) the options shall be non-transferable.

A copy of the Plan is available for review at the registered offices of the Company, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

Other than the approval of financial statements, setting the number of directors at three (3), electing the directors as nominated, appointing an auditor, authorizing the auditors' remuneration, changing the name of the Company and approving the 2004 Plan, the management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to OCEAN VENTURES INC. is provided in the Company's comparative financial statements for the financial year ended August 31, 2003. Shareholders may contact the company to request copies of financial statements at the following address: #302 - 1040 Hamilton Street, Vancouver, BC V6B 2R9.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 3rd day of June, 2004.

OCEAN VENTURES INC.
/s/ Raymond Mol Raymond Mol, President and Director	/s/ Daniel Reitzik Daniel Reitzik, Chief Operating Officer and Director

OCEAN VENTURES INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

August 31, 2003 and 2002

(Stated in US Dollars)

Terry Amisano Ltd. Kevin Hanson, CA, CPA (Nevada)	Amisano Hanson Chartered Accountants and Certified Public Accountant

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Ocean Ventures Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Ocean Ventures Inc. (A Development Stage Company), as of August 31, 2003 and 2002 and the related statements of operations, cash flows and stockholders' equity for each of the years in the three year period ended August 31, 2003 and for the period from commencement of the development stage, September 1, 1999, to August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Ocean Ventures Inc. as of August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2003 and for the period from commencement of the development stage, September 1, 1999, to August 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the Unites States of America assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has incurred substantial losses, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to their planned financing and other matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Vancouver, Canada December 12, 2003	/s/ AMISANO HANSON Chartered Accountants and Certified Public Accountant
750 West Pender Street, Suite 604 Vancouver Canada V6C 2T7	Telephone: 604-689-0188 Facsimile: 604-689-9773 E-MAIL: amishan@telus.net

OCEAN VENTURES INC.
(A Development Stage Company)
BALANCE SHEETS
August 31, 2003 and 2002
(Stated in US Dollars)

ASSETS
	2003	2002
Current
Cash	$10,951	$376,632
GST receivable	5,438	3,615
	_________________	_________________
	16,389	380,247
Advances receivable - Note 3	340,622	-
Capital assets - Note 4	1,135	-
	_________________	_________________
	$358,146	$380,247
	_________________	_________________
LIABILITIES
Current
Accounts payable and accrued liabilities - Note 7	$34,719	$9,864
	_________________	_________________
STOCKHOLDERS' EQUITY
Capital stock
Authorized:
Unlimited common shares, without par value
Unlimited preferred shares, without par value
Issued:
1,807,562 common shares (2002: 1,807,562 common shares)	1,307,611	1,307,611
Stock subscriptions received	54,132	-
Accumulated deficit	(1,038,316)	(937,228)
	_________________	_________________
	323,427	370,383
	_________________	_________________
	$358,146	$380,247
	_________________	_________________

Nature and Continuance of Operations - Note 1
Subsequent Events and Commitments - Note 10

APPROVED BY THE DIRECTORS:
/s/ Daniel Reitzik Daniel Reitzik, Director	/s/ Raymond Mol Raymond Mol, Director

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended August 31, 2003, 2002 and 2001
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2003
(Stated in US Dollars)

	2003	2002	2001	September 1, 1999 (Date of Com- mencement of Development Stage) to August 31, 2003
General and Administrative Expenses
Accounting and audit fees	$14,700	$9,135	$11,980	$45,432
Amortization	200	-	-	200
Bank charges and interest	424	-	-	424
Bad debts	-	12,248	-	12,248
Business investigations	22,226	10,159	-	32,385
Consulting fees	-	10,108	-	10,108
Filing fees	2,050	971	2,442	9,864
Foreign exchange loss	5,283	727	12,009	16,940
Legal fees	38,889	18,264	53,279	119,283
Management fees - Note 7	12,151	15,278	13,075	101,670
Office and miscellaneous	2,956	1,518	3,370	9,605
Transfer agent fees	3,911	3,902	4,665	16,231
	_________________	_________________	_________________	_________________
Loss before other items	(102,790)	(82,310)	(100,820)	(374,390)
	_________________	_________________	_________________	_________________
Other items
Interest income	1,702	3,631	36,054	43,678
Write-off of investment in convertible debenture - Note 6	-	(125,000)	-	(125,000)
Gain on sale of marketable securities - Note 5	-	-	433,472	1,189,097
	_________________	_________________	_________________	_________________
	1,702	(121,369)	469,526	1,107,775
	_________________	_________________	_________________	_________________
Net income (loss) for the period	$(101,088)	$(203,679)	$368,706	$733,385
	_________________	_________________	_________________	_________________

Basic and diluted income (loss) per share	$(0.06)	$(0.11)	$0.20
	_________________	_________________	_________________
Weighted average number of shares outstanding	1,807,562	1,807,562	1,807,562
	_________________	_________________	_________________

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended August 31, 2003, 2002 and 2001
and September 1, 1999 (Date of Commencement of Development Stage) to August 31, 2003
(Stated in US Dollars)

	2003	2002	2001	September 1, 1999 (Date of Com- mencement of Development Stage) to August 31, 2003
Operating Activities
Net income (loss) for the period	$(101,088)	$(203,679)	$368,706	$733,385
Add (deduct) items not affecting cash:
Gain on sale of marketable securities	-	-	(433,472)	(1,189,097)
Write-off of investment in convertible debenture	-	125,000	-	125,000
Amortization	200	-	-	200
Changes in non-cash working capital balances related to operations
GST receivable	(1,823)	18,267	(15,714)	(5,437)
Prepaid expenses	-	323	17	-
Accounts payable and accrued liabilities	24,855	(2,548)	(63,298)	(31,151)
	_________________	_________________	_________________	_________________
Cash used in operating activities	77,856)	(62,637)	(179,439)	(367,100)
	_________________	_________________	_________________	_________________
Investing Activities
Investment in convertible debenture	-	-	(250,000)	(250,000)
Proceeds from investment in convertible debenture	-	125,000	-	125,000
Proceeds on sale of marketable securities	-	-	544,178	1,394,043
Advances receivable	(340,622)	-	-	(340,622)
Purchase of capital assets	(1,335)	-	-	(1,335)
	_________________	_________________	_________________	_________________
Cash provided by (used in) investing activities	(341,957)	125,000	294,178	927,086
	_________________	_________________	_________________	_________________
Financing Activities
Dividends paid	-	-	(604,577)	604,577)
Stock subscriptions received	54,132	-	-	54,132
	_________________	_________________	_________________	_________________
Cash provided by (used in) financing activities	54,132	-	(604,577)	(550,445)
	_________________	_________________	_________________	_________________
Increase (decrease) in cash during the period	(365,681)	62,363	(489,838)	9,541

Cash, beginning of the period	376,632	314,269	804,107	1,410
	_________________	_________________	_________________	_________________
Cash, end of the period	$10,951	$376,632	$314,269	$10,951
	_________________	_________________	_________________	_________________

Supplemental Disclosures with Respect to Cash Flows - Note 9

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
For the period from September 1, 1999 (Date of Commencement of Development Stage)
to August 31, 2003
(Stated in US Dollars)

	Number of Common Shares	Amount	Stock Subscriptions Received	(Note 1) Deficit Accumulated Prior to Development Stage	Retained Earnings Accumulated During the Development Stage	(Note 5) Accumulated Other Comprehensive Income	Stockholders' Equity
Balance, September 1, 1999 *	2,807,562	$1,307,611	-	$(1,167,124)	$-	$107,054	$247,541
Cancellation of escrow shares	(1,000,000)	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	848,649	848,649
Net income for the year	-	-	-	-	669,446	-	669,446
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, August 31, 2000	1,807,562	1,307,611	-	(1,167,124)	669,446	955,703	1,765,636
Dividends paid	-	-	-	-	(604,577)	-	(604,577)
Net income for the year	-	-	-	-	368,706	(955,703)	(586,997)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, August 31, 2001	1,807,562	1,307,611	-	(1,167,124)	433,575	-	574,062
Net loss for the year	-	-	-	-	(203,679)	-	(203,679)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, August 31, 2002	1,807,562	1,307,611	-	(1,167,124)	229,896	-	370,383
Stock subscriptions received	-	-	54,132	-	-	-	54,132
Net loss for the year	-	-	-	-	(101,088)	-	(101,088)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, August 31, 2003	1,807,652	$1,307,611	54,132	$(1,167,124)	$128,808	$-	$323,427
	_________________	_________________	_________________	_________________	_________________	_________________	_________________

* Number of common shares as at September 1, 1999 have been retroactively adjusted for a share consolidation of 5 old shares for 1 new share.

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
August 31, 2003 and 2002
(Stated in U.S. Dollars)

Note 1 Nature and Continuance of Operations

The Company was incorporated on November 22, 1996, under the Business Corporations Act of the Province of Alberta. On January 31, 2000, to the Company changed its name to Ocean Ventures Inc. At August 31, 2003, substantially all of the Company's assets and operations are located and conducted in Canada.

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America. The Company ceased its prior business on August 31, 1999 and has been investigating new business ventures since September 1, 1999.

The Company has no business operations or sources of revenue. These financial statements have been prepared on a going concern basis. As at August 31, 2003, the Company has a working capital deficiency of $18,330 and has accumulated a deficit of $1,038,316 since inception. Management expects to complete equity financings during the year ended August 31, 2004 to fund current operations. The Company's ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from September 1, 1999 to August 31, 2003, the period in which the Company has undertaken a new development stage activity.

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value. Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2003 and 2002 - Page 2
(Stated in U.S. Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

Capital Assets and Amortization

Capital assets consists of computer equipment and are recorded at cost. Amortization is provided using the declining balance method over the estimated useful life of the asset at the rate of 30% per annum with one-half of the amortization recorded in the year of acquisition.

Foreign Currency Translation

Foreign currency transactions are translated into U.S. dollars, the functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than US dollars are adjusted to reflect the current exchange rate.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"). Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic and Diluted Earnings (Loss) Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities (Note 5).

Stock Based Compensation

The Company has elected to account for stock-based compensation following APB No. 25, "Accounting for Stock Issued to Employees" and to provide the disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation".

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2003 and 2002 - Page 3
(Stated in U.S. Dollars)

Note 2 Summary of Significant Accounting Policies - (cont'd)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3 Advances Receivable - Note 10

Advances receivable at August 31, 2003 consists of the following advances to Digital Youth Network Inc. as follows:

	2003	2002
Convertible debenture, bearing interest at 6% per annum, secured by all of the property of the debenture holder, convertible into common shares of the debenture holder at a price of CDN$0.02 at the option of the Company.	$72,166	$-

Advance, unsecured, non-interest bearing with no specific terms for repayment.	268,456	-
	_________________	_________________
	$340,622	$
	_________________	_________________

Note 4 Capital Assets

		2003		2002
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$1,335	$200	$1,135	$-
	_________________	_________________	_________________	_________________

Note 5 Marketable Securities

The marketable securities consisted of common shares of Virtualsellers.com, Inc and had been classified as available-for-sale.

Reconciliation of unrealized gain on available-for-sale securities is as follows:

	Years ended August 31,
	2003	2002	2001
Beginning balance	$-	$-	$955,703
Unrealized holding loss arising during the year	-	-	(522,231)
Less: reclassification adjustment for gains realized in net income	-	-	(433,472)
	_________________	_________________	_________________
Net unrealized gain	$-	$-	$-
	_________________	_________________	_________________

There is no provision for income tax expense due to the utilization of available income tax loss carry-forwards (Note 8).

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2003 and 2002 - Page 4
(Stated in U.S. Dollars)

Note 6 Investment in Convertible Debenture

On December 5, 2000, the Company invested $250,000 in Sourcexport Inc. ("Sourcexport"), a private Canadian corporation, by purchasing a $250,000 convertible debenture. This debenture matured on December 6, 2002, bearing interest at prime plus 2.5% compounded annually, and was convertible at the option of the Company to 10% of the issued and outstanding common shares of Sourcexport.

On August 28, 2001 the Company filed a Notice of Default and a Notice of Intention to Enforce Security as provided under the terms of the convertible debenture.

In October 2001, the Company received $129,423 (including interest of $4,423) from funds held in trust pursuant to an escrow agreement. In May 2002, management of the Company determined that the remaining $125,000 advanced directly to Sourcexport was uncollectible. Consequently, $125,000 was written off during the year ended August 31, 2002.

Note 7 Related Party Transactions - Note 10

The Company incurred the following expenses charged by companies with common directors:

	2003	2002	2001	September 1, 1999 (Date of Com-- mencement of Development Stage) to August 31, 2003
Management fees	$12,151	$15,278	$13,075	$101,670
	_________________	_________________	_________________	_________________

The charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Accounts payable as at August 31, 2003 includes $4,357 (2002:  $1,383) due to directors of the Company or companies with common directors.

Note 8 Income Taxes and Deferred Tax Assets

No provision for income taxes has been provided in these financial statements due to the utilization of loss-carryforwards. At August 31, 2003, the Company has net operating losses, which expire commencing in 2004 totalling approximately $302,879 and capital loss carryforwards totalling approximately $139,193 which carryforward indefinitely. The tax benefit of these losses, if any, has not been recorded in the financial statements.

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2003 and 2002 - Page 5
(Stated in U.S. Dollars)

Note 8 Income Taxes and Deferred Tax Assets - (cont'd)

The following table summarizes the significant components of the Company's deferred tax assets:

	2003	2002
Deferred Tax Assets
Non-capital losses carried forward	$136,295	$93,572
Capital losses carried forward	31,318	27,838
	_________________	_________________
Balance	167,613	121,410
Valuation allowance	(167,613)	(121,410)
	_________________	_________________
	$-	$-
	_________________	_________________

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 9 Supplemental Disclosures with Respect to Cash Flows

Other Supplemental Disclosures	2003	2002
Cash paid during the year for interest	$-	$-
	_________________	_________________
Cash paid during the year for income taxes	$-	$-
	_________________	_________________

Note 10 Subsequent Events and Commitments

a) Acquisition of Digital Youth Network Inc. ("DYNI")

Pursuant to a share purchase agreement dated October 1, 2003, the Company issued 2,674,252 common shares and 100,000 share purchase warrants, exercisable at $0.25 per warrant for one common share until October, 2003, for all of the outstanding shares of DYNI, a private company incorporated in British Columbia, Canada. As a result of this share exchange, the shareholders of DYNI will acquire control of the Company and consequently DYNI is deemed to be the acquirer. The acquisition will be accounted for using the purchase method of accounting, as a reverse take-over. A finders' fee of 500,000 common shares at a value of $0.25 per share has been paid.

b) Option Agreements

Pursuant to stock option agreements dated October 7, 2003 with directors and a former director, the Company granted 250,000 options allowing the holders to acquire 250,000 common shares of the Company at $0.25 per share on or before October 7, 2008.

Ocean Ventures Inc.
(A Development Stage Company)
Notes to the Financial Statements
August 31, 2003 and 2002 - Page 6

(Stated in U.S. Dollars)

Note 10 Subsequent Events - (cont'd)

c) Private Placement Financing

Subsequent to August 31, 2003, pursuant to a private placement, the Company agreed to issue a total of 1,244,956 units for total proceeds of $279,956. Each unit is comprised of one common share and one share purchase warrant entitling the holder to acquire one common share at $0.40 per share for each warrant until December 31, 2003, or to acquire one common share at $0.40 per share for each two warrants until December 31, 2004. A finders' fee has been agreed to be paid on the closing of the financing.

OCEAN VENTURES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

February 29, 2004

(Stated in US Dollars)

(Unaudited)

OCEAN VENTURES INC.
CONSOLIDATED BALANCE SHEETS
February 29, 2004
(Stated in US Dollars)
(Unaudited)

ASSETS
	February 29, 2004	August 31, 2003
Current
Cash	$22,317	$13,955
Amounts receivable	749	-
Goods and services taxes receivable	11,434	15,980
Inventory - Note 3	16,754	17,966
Prepaid expenses	5,451	45,140
	_________________	_________________
	56,705	93,041
Capital assets - Note 4	190,280	171,505
	_________________	_________________
	$246,985	$264,546
	_________________	_________________
LIABILITIES
Current
Bank indebtedness	$-	$27,694
Accounts payable and accrued liabilities - Note 7	446,355	149,442
Convertible debenture	-	18,041
Advances payable	-	340,622
Due to shareholders - Note 5	-	54,061
	_________________	_________________
	446,355	589,860
	_________________	_________________
STOCKHOLDERS' DEFICIENCY
Capital stock - Note 6
Authorized:
Unlimited Common shares without par value
Unlimited Preferred shares without par value
Issued:
7,498,366 Common shares	1,015,804	248,688
Common shares subscribed	5,989	-
Additional paid-in capital	18,700	-
Accumulated other comprehensive loss	(35,746)	(30,783)
Accumulated deficit	(1,204,117)	(543,219)
	_________________	_________________
	(199,370)	(325,314)
	_________________	_________________
	$246,985	$264,546
	_________________	_________________

Nature and Continuance of Operations - Note 1
Commitments - Note 6

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the three month periods ended February 29, 2004 and February 28, 2003 and for the six month periods ended February 29, 2004 and February 28, 2003
(Stated in US Dollars)
(Unaudited)
	Three months ended		Six months ended
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Revenue	$33,247	$18,527	$85,056	$30,379
	_________________	_________________	_________________	_________________
Direct costs
Cellular phones and accessories	708	2,161	3,351	2,682
Text messaging	802	-	71,366	-
Amortization - cellular phones	90,057	13,593	165,595	17,464
	_________________	_________________	_________________	_________________
	91,556	15,754	240,311	20,146
	_________________	_________________	_________________	_________________
General and Administrative Expenses
Accounting and audit	6,080	-	12,758	-
Advertising and promotion	8,229	1,564	72,170	8,230
Amortization and equipment	3,702	-	7,084	0
Bank changes and interest	3,974	659	6,632	823
Consulting fees	34,758	19,303	71,002	24,958
Courier	1,427	-	6,621	-
Interest on convertible debenture	-	-	1,125	-
Insurance	748	258	748	258
Licenses and dues	561	39	824	3,324
Legal fees	26,776	821	29,188	821
Management fees - Note 7	34,946	16,027	57,369	28,988
Office	3,499	1,257	11,884	2,133
Rent	9,597	1,168	42,022	2,404
Stock compensation expense - Note 6	-	-	18,700	-
Telephone and utilities	4,695	686	10,202	981
Transfer agent	1,924	-	3,016	-
Travel	9,136	-	38,829	-
Wages and benefits	44,165	1,059	111,739	1,059
Website	1,793	3,816	3,729	3,816
	_________________	_________________	_________________	_________________
	196,011	46,657	505,643	77,795
	_________________	_________________	_________________	_________________
Net loss for the period	(254,331)	(43,884)	(660,899)	(67,562)
Comprehensive loss;
Foreign currency translation adjustment	(594)	101	(4,963)	101
	_________________	_________________	_________________	_________________
Comprehensive loss for the period	$(254,925)	$(43,783)	$(665,862)	$(67,461)
	_________________	_________________	_________________	_________________
Basic and diluted loss per share	$(0.04)	$(0.00)	$(0.11)	$(0.01)
	_________________	_________________	_________________	_________________
Weighted average number of common shares outstanding	6,633,966	8,890,399	6,024,200	8,075,866
	_________________	_________________	_________________	_________________

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six month periods ended February 29, 2004 and February 28, 2003
(Stated in US Dollars)
(Unaudited)

	2004	2003
Operating Activities
Net loss for the period	$(660,899)	$(67,652)
Items not affecting cash:
Amortization	172,679	17,464
Consulting fees	-	5,071
Stock compensation expense - Note 6	18,700	-
Changes in non-cash working capital balances related to operations:
Accounts receivable	(756)
Goods and services taxes receivable	12,808	(6,901)
Inventory	1,903	(4,370)
Prepaid expenses	41,785	(300)
Accounts payable and accrued liabilities	237,924	43,939
	_________________	_________________
	(175,856)	(12,660)
	_________________	_________________
Investing Activities
Capital assets acquired	(156,267)	(92,711)
Convertible debenture	(19,883)	-
Advances to Digital Youth Network Inc. prior to acquisition	(84,034)	-
Net cash acquired in the acquisition of Digital Youth Network Inc.	3,498	-
	_________________	_________________
	(256,686)	(92,711)
	_________________	_________________
Financing Activities
Bank indebtedness	(27,694)	5,531
Common share issuances	512,709	100,761
Stock subscriptions received	5,989	-
Due to shareholders	(57,669)	-
	_________________	_________________
	433,335	106,292
	_________________	_________________
Effect of foreign currency translation on cash	21,524	(1,933)
	_________________	_________________
Increase (decrease) in cash during the period	22,317	(1,012)

Cash, beginning of period	-	1,012
	_________________	_________________
Cash, end of period	$22,317	$-
	_________________	_________________

Supplemental disclosure with respect to cash flows - Note 8

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period October 4, 2001 (Date of Inception) to February 29, 2004
(Stated in US Dollars)
(Unaudited)

	Common Shares		Common Shares Subscribed	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Number	Amount

Shares issued on incorporation	5,000,000	$32	$-	$-	$-	$-	$32
Issued for cash:
- private placement - at $0.16 per share	100,000	15,911	-	-	-	-	15,911
- share purchase agreement	2,170,285	82,205	-	-	-	-	82,205
Less: finders fee	-	(6,364)	-	-	-	-	(6,364)
Net loss for the period	-	-	-	-	-	(89,289)	(89,289)
Foreign currency translation adjustment	-	-	-	-	508	-	508
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, August 31, 2002	7,270,285	91,784	-	-	508	(89,289)	3,003

Issued for cash:
- share purchase agreement	1,318,863	47,541	-	-	-	-	47,541
- private placement - at $0.06 per share	407,860	27,281	-	-	-	-	27,281
- private placement - at $0.03 per share	1,000,000	34,882	-	-	-	-	34,882
Less: finders fee	-	(1,125)	-	-	-	-	(1,125)
Share issued in exchange for services rendered	700,000	48,325	-	-	-	-	48,325
Net loss for the year	-	-	-	-	-	(453,930)	(453,930)
Foreign currency translation adjustment	-	-	-	-	(31,291)	-	(31,291)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, August 31, 2003	10,697,008	$248,688	$-	$-	$(30,783)	$(543,219)	$(325,314)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________

SEE ACCOMPANYING NOTES

.../Cont'd.

OCEAN VENTURES INC.    Continued
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period October 4, 2001 (Date of Inception) to February 29, 2004
(Stated in US Dollars)
(Unaudited)

	Common Shares		Common Shares Subscribed	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Number	Amount

Balance forward, August 31, 2003	10,697,008	$248,688	$-	$-	$(30,783)	$(543,219)	$(325,314)
Stock consolidated pursuant to business acquisition - Note 6	(5,715,294)	239,353	-	-	-	-	239,353
Private placements for cash:
- at $0.20 per share	175,000	35,000	-	-	-	-	35,000
- at $0.22 per share	2,129,359	468,459	-	-	-	-	468,459
- at $0.25 per share	148,357	37,089	-	-	-	-	37,089
- at $0.30 per share	63,936	19,181	-	-	-	-	19,181
Less: finders' fees	-	(31,966)	-	-	-	-	(31,966)
Share subscriptions received	-	-	5,989	-	-	-	5,989
Non-cash compensation charge	-	-	-	18,700	-	-	18,700
Net loss for the period	-	-	-	-	-	(660,898)	(660,898)
Foreign currency translation adjustment	-	-	-	-	(4,963)	-	(4,963)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________
Balance, February 29, 2004	7,498,366	$1,015,804	$5,989	$18,700	$(35,746)	$(1,204,117)	$(199,370)
	_________________	_________________	_________________	_________________	_________________	_________________	_________________

SEE ACCOMPANYING NOTES

OCEAN VENTURES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 29, 2004
(Stated in US Dollars)

(Unaudited)

Note 1 Nature and Continuance of Operations

The Company was incorporated on November 22, 1996, under the Business Corporations Act of the Province of Alberta. On January 31, 2000, the Company changed its name to Ocean Ventures Inc. At February 29, 2004, substantially all of the Company's assets and operations are located and conducted in Canada.

The Company's shares are quoted for trading on the Over-The-Counter Bulletin Board in the United States of America. The Company ceased its prior business on November 30, 1999 and began investigating new business ventures on September 1, 1999. This process ended on October 7, 2003, when the Company completed the acquisition of Digital Youth Network Inc. ("DYNI"), a private company incorporated in British Columbia, Canada on October 4, 2001 and continued under the Canada Business Corporations Act on November 12, 2002. DYNI's operations, at present, focus on the distribution of cellular phones and accessories to the 13 to 18 years of age group so as to be able to communicate with and generate advertising revenue via text messaging to this group.

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $1,204,117 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. As at February 29, 2004, the Company has a working capital deficiency of $389,650. The Company has historically satisfied its capital needs primarily by issuing equity securities. Management plans to continue to provide for its capital needs by issuing equity securities. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America which conform with Canadian generally accepted accounting principles except as disclosed in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results could differ from those estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Ocean Ventures Inc.
Notes to the Consolidated Financial Statements
February 29, 2004
(Stated in US Dollars)
(Unaudited) - Page 2

Note 2 Summary of Significant Accounting Policies - (cont'd)

Interim Reporting

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with the rules and regulations of Regulation S-B as promulgated by the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited consolidated interim financial statements contain all adjustments necessary (consisting of normal recurring accruals) to present fairly the financial information contained therein. The accompanying unaudited interim consolidated financial statements may not include all disclosures required by generally accepted accounting principles in the United States of America. The results of operations for the six-month period ended February 29, 2004, are not necessarily indicative of the results to be expected for the year ending August 31, 2004.

These unaudited financial statements should be read in conjunction with the August 31, 2003 audited financial statements of the Company and DYNI.

Principles of Consolidation

The financial statements include the accounts of the Company and DYNI.

On October 7, 2003, pursuant to a share purchase agreement, the Company acquired 99.996% of the outstanding shares of DYNI. The acquisition of DYNI has been accounted for using the purchase method of accounting, whereby DYNI has been identified as the acquirer in a reverse acquisition (Note 6). As a result, the comparative amounts shown are those of DYNI as at August 31, 2003 and for the six-month period ended February 28, 2003 and the consolidated statement of stockholders' equity includes DYNI share transactions from the date of inception of DYNI on October 4, 2001.

Inventory

Inventory consists of cellular phone parts and accessories and prepaid airtime for cellular phone usage. Inventory is valued at the lower of average cost and market.

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Cellular phones Computer and office equipment Text messaging software	12 months straight-line 30% declining balance 12 months straight-line

Income Taxes

The Company follows Statement of Financial Accounting Standard, No. 109, "Accounting for Income Taxes" ("FAS 109") which requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Ocean Ventures Inc.
Notes to the Consolidated Financial Statements
February 29, 2004
(Stated in US Dollars)
(Unaudited) - Page 3

Note 2 Summary of Significant Accounting Policies - (cont'd)

Basic and Diluted Loss Per Share

The Company reports basic loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the years. Diluted loss per share has not been provided as it would be antidilutive.

Foreign Currency Translation

The Company's operating subsidiary, DYNI, translates amounts from the functional currency, Canadian dollars, into the reporting currency, United States dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". At each balance sheet date, recorded balances that are denominated in a currency other than US dollars are adjusted to reflect the current exchange rate which may give rise to a cumulative translation adjustment.

Monetary assets and liabilities are translated into the reporting currency at the exchange rate in effect at the end of the period. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed. Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date. All related exchange gains and losses are included in the determination of net income (loss) for the period.

Fair Value of Financial Instruments

The carrying value of cash, amounts receivable, bank indebtedness, accounts payable and accrued liabilities, convertible debentures, advances payable and due to shareholders approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Stock-based Compensation

The Company has elected to account for stock-based compensation following APB No. 25, "Accounting for Stock Issued to Employees", and provide the disclosures required under SFAS No. 123, "Accounting for Stock-based Compensation".

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statements of Operations and Comprehensive Loss and Stockholders' Deficiency. Comprehensive income is comprised of net income (loss) and all changes to stockholders' equity except those resulting from investments by owners and distributions to owners.

Ocean Ventures Inc.
Notes to the Consolidated Financial Statements
February 29, 2004
(Stated in US Dollars)
(Unaudited) - Page 4

Note 3 Inventory

	February 29, 2004	August 31, 2003
Prepaid airtime	$,921	$4,395
Cellular phone parts and accessories	12,833	13,571
	_________________	_________________
	$16,754	$17,966
	_________________	_________________

Note 4 Capital Assets

	February 29, 2004			August 31, 2003
	Cost	Accumulated Amortization	Net	Net
Cellular phones	$400,270	$270,544	$129,726	$134,497
Computer and office equipment	55,873	10,480	45,393	37,008
Text messaging software	15,161	-	15,161	-
	_________________	_________________	_________________	_________________
	$471,304	$281,024	$190,280	$171,505
	_________________	_________________	_________________	_________________

Note 5 Due to Shareholders

The amounts due to shareholders are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6 Capital Stock

a) Reverse Acquisition

Pursuant to a share purchase agreement dated July 21, 2003 and amended October 1, 2003, the Company issued 3,174,152 common shares (including a finders' fee of 500,000 shares) and has agreed to issue 100,000 share purchase warrants, exercisable at $0.25 per warrant for one common share until October, 2003, for all 10,697,008 of the outstanding shares of DYNI. As a result of this share exchange, the shareholders of DYNI acquired control of the Company and consequently DYNI is deemed to be the acquirer. The acquisition has been accounted for using the purchase method of accounting, as a reverse acquisition in which a recapitalization results whereby DYNI is deemed to have acquired the net assets of the Company at their fair market value at the date of acquisition as follows:

Net cash acquired	$3,498
Goods and services tax receivable	7,487
Advances to DYNI	286,182
Computer equipment	1,198
Accounts payable and accrued liabilities	(59,012)
_________________
Common stock issued	$239,353
_________________

Ocean Ventures Inc.
Notes to the Consolidated Financial Statements
February 29, 2004
(Stated in US Dollars)

(Unaudited) - Page 5

Note 6 Capital Stock - (cont'd)

a) Reverse Acquisition - (cont'd)

The expenses and assets and liabilities subsequent to the date of the reverse acquisition include the accounts of the Company.

b) Commitments:

Stock-based Compensation Plan

The Company has granted directors and a former director common share purchase options. These options were granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

	February 29, 2004		February 28, 2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding and exercisable at beginning of period	-	-	-	-
Granted	250,000	$0.25	-	-
	_________________	_________________	_________________	_________________
Outstanding and exercisable at end of the period	250,000	$0.25	-	-
	_________________	_________________	_________________	_________________

A non-cash compensation charge of $18,700, associated with the granting of the 250,000 options, has been recognized in the financial statements for the period ended February 29, 2004. These options expire on October 7, 2008.

The fair value for those options was estimated at the date of the grant using the following weighted-average assumptions:

Volatility factor of expected market price of company's shares	5%
Dividend yield	0%
Weighted-average expected life of stock options	5 years
Risk-free interest rate	3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including share price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect fair value estimates.

Ocean Ventures Inc.
Notes to the Consolidated Financial Statements
February 29, 2004
(Stated in US Dollars)
(Unaudited) - Page 6

Note 7 Related Party Transactions

The Company was charged the following expenses by directors of the Company and by a company with a common director:

	Three months ended February 29, 2004	Three months ended February 28, 2003	Six months ended February 29, 2004	Six months ended February 28, 2003
Management fees	$34,946	$16,027	$57,369	$28,988
	_________________	_________________	_________________	_________________

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At February 29, 2004, accounts payable and accrued liabilities include $103,053 (August 31, 2003:  $26,920) due to directors of the Company.

Note 8 Supplemental Disclosures With Respect to Cash Flows

Other Supplemental Disclosures	2003	2002
Cash paid during the period for interest	$-	$-
	_________________	_________________
Cash paid during the period for income taxes	$-	$-
	_________________	_________________

Note 9 Subsequent Event

Subsequent to February 29, 2004, the Company has issued 348,474 units at $0.20 per unit for proceeds of $69,695. Each unit is comprised of one common share and one common share purchase warrant entitling the holder to acquire one additional common share at $0.40 per share until December 31, 2005.

Note 10 Economic Dependence

The Company is dependent on one supplier of cellular phones and their airtime network.

Note 11 Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP").

Ocean Ventures Inc.
Notes to the Consolidated Financial Statements
February 29, 2004
(Stated in US Dollars)
(Unaudited) - Page 7

Note 11 Differences Between Canadian and United States Accounting Principles - (cont'd)

The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

Comprehensive Income

Under US GAAP, the statement of operations is separated into net loss and other comprehensive loss, when applicable.

Under Canadian GAAP, comprehensive loss is not separately disclosed as such.

The effect of this difference is as follows:

i) Balance Sheet:

Under Canadian GAAP the amount shown as Accumulated other comprehensive loss on the balance sheet would be restated as Accumulated translation adjustment.

	February 29, 2004	February 28, 2003
US GAAP as reported:
Accumulated other comprehensive loss	$(35,746)	$(30,783)
	_________________	_________________
Canadian GAAP:
Accumulated translation adjustment	$(35,746)	$(30,783)
	_________________	_________________

ii) Statement of Operations:

	Six months ended February 29, 2004	Six months ended February 28, 2003
Comprehensive loss for the period as reported under US GAAP	$(665,862)	$(67,461)
Foreign currency translation adjustment	4,963	(101)
	_________________	_________________
Net loss for the period under Canadian GAAP	$(660,899)	$(67,562)
	_________________	_________________
Basic and diluted loss per share under US and Canadian GAAP	$(0.11)	$(0.01)
	_________________	_________________

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

OCEAN VENTURES INC.

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR - 885 WEST GEORGIA STREET, VANCOUVER, BC ON WEDNESDAY, JUNE 30TH, 2004, AT 2:00 PM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Raymond Mol, the President and a Director of the Company, or failing him, Daniel Reitzik, a Director of the Company, or in the place of the foregoing,___________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Amisano Hanson, Chartered Accountants, as auditor of the Company		N/A
2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company			N/A
3.	To determine the number of Directors at four (4)			N/A
4.	To elect as Director, Raymond Mol		N/A
5.	To elect as Director, Jerry McKenzie		N/A
6.	To elect as Director, Daniel Reitzik		N/A
7.	To elect as Director, William McGinty		N/A
8.	To approve the Company's 2004 Employee Stock Option Plan			N/A
9.	To approve the change of name of the Company			N/A
10.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later that forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or an adjournment thereof. The mailing address of Computershare Trust Company of Canada is Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, and its fax number within North America is 1-866-249-7775 and outside North America is (416) 263-90524.

OCEAN VENTURES INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Ocean Ventures Inc. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

OCEAN VENTURES INC.
#302 - 1040 Hamilton Street
Vancouver, British Columbia V6B 2R9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

*******

If you wish to receive financial statements of the Company, please complete below and return.

(Please PRINT your name and address)
__________	Interim Financial Statements and MD&A
__________	Annual Financial Statements and MD&A
_________________________________________ (First Name and Surname)
_________________________________________ (Number and Street) (Apartment/Suite)
_________________________________________ (City, Province/State)
_________________________________________ (Postal Code)
_________________________________________ (Email Address)
Signed:	_________________________________________ (Signature of Shareholder)
Dated:	_________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN VENTURES INC.

Date: July 22, 2004

/s/ Raymond Mol
Raymond Mol
President and Director